QUINTEC CORP.

Av. Vitacura 2670 Piso 15,

Las Condes, 7550098, Chile

August 8, 2014

Mara L. Ransom

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C.  20549

                                                                              RE:      Quintec Corp.
                                                                                           Registration Statement on Form S-1, as amended
                                                                                           File No. 333-195543
                                                                                           Request for Acceleration of Effectiveness

Dear Sir:

Request is hereby made for the acceleration of the effectiveness date of our Registration Statement on Form S-1, as amended, File No. 333-195543 to 2:00 P.M. EDT on August 12, 2014, or as soon as practicable thereafter.

The Company acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company many not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Quintec Corp.

By:      /s/ Walter Lee
            Walter Lee, President